SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

Homex Announces 3Q10 Results in Line with its 2010 Guidance
Operating income up 19 percent; Gross Margin Improves to 33 percent y.o.y

Culiacan Mexico, October 25, 2010—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM,BMV:HOMEX] today announced financial results for the Third Quarter ended on September 30, 2010[1].

As previously stated, effective January 1, 2010, and in accordance with INIF 14, Homex recognizes its revenues, costs and expenses when the Company has transferred the control of the home to the homebuyer. Homes under construction are now considered as inventory until they are titled.

We have presented 3Q09 figures on the same basis as 3Q10, since INIF 14 requires that all periods be presented on a consistent basis, giving effect to the new accounting standard.

Highlights

  Total revenue increased 10.3 percent in the third quarter of 2010 to Ps.5.2 billion (US$414 million) from Ps.4.7 billion (US$375 million) for the same period in 2009. On a nine-month accumulated basis as of September 30, 2010, revenues increased to Ps.13.6 billion, a revenue growth of 12.7 percent when compared to the same period of last year.

“For the third consecutive quarter this year, our financial and operating results continue to demonstrate the leading position, expertise and solid business model that Homex has in the Affordable Entry-level homebuilding sector, where our revenues in México grew a remarkable 31.5 percent. This is principally the result of our proactive strategy to identify and pursue niche opportunities, thus realigning our product offering to serve markets unattended by our competitors. At the same time, our positive results are a reflection of the sustainability of our sales strategy, where we have again improved our closing efficiency with our massive presentations approach. Importantly, and as a result of our focused strategy to improve our working capital cycle, we have consistently advanced our collection process with INFONAVIT, where, as of September 30 and onanine-monthaccumulated basis, wewere able togrow our collected units by 24.5 percent, with a resulting market share of 5.9 percent.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Third Quarter 2010 and 2009 figures are presented without recognizing the effects of inflation, per the application of MFRS B-10 “Effects of inflation. ” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps. 12.4801 per US$1.00. Third quarter 2010 and 2009 financial information is unaudited and is subject to adjustments.

Figures comparisons expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

Highlights

  In the third quarter of 2010, Homex titled 12,808 homes, an increase of 0.6 percent compared to the third quarter of 2009. The Company continued with its strategy of focusing on the most profitable products within the Affordable Entry-Level (AEL) segment, with a product offering affordable for families who earn between two and eleven times minimum wages.

  Gross margin for the third quarter of 2010 was 33.0 percent compared to 30.0 percent during the third quarter of 2009, mainly driven by a lower capitalization of Comprehensive Financing Cost (CFC), as well as by Homex’ product mix change (See “Titled Volume” and “The Average Price”). The higher margin also reflects lower cost result from the Company’s efforts to innovate and improve its construction process. Gross margin adjusted for the application of MFRS D-6 “Capitalization of CFC” for the third quarter on a sequential basis improved at 33.8 percent compared to 32.8 percent during the second quarter of 2010.

  Operating income during the third quarter increased 19.2 percent to Ps. 938.5 million from Ps. 787.4 million during the same period of 2009, driven by improved gross margin as well as a lower capitalization of CFC. Operating income as a percentage of revenues was 18.2 percent compared to 16.8 percent during the third quarter of 2009.

  Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,141 million, a 3.5 percent increase from the Ps.1,103 million reported in the third quarter of 2009. EBITDA margin was 22.1 percent, in line with the Company’s yearly guidance of 21.0 to 22.0 percent.

“The third quarter of 2010 was also an important and positive quarter for our operations in Sao Jose Dos Campos, Brazil, as we recognized our first, meaningful revenue stream from these operations, growing our titled revenues by 155 percent. This is a clear demonstration of our improved execution in the country, as well as a recognition of client preference. Despite a competitive environment, our team in Brazil has done excellent work, positioning and growing the Homex brand in the country.

“During this period, we also made strategic investments, advancing infrastructure, urbanization and edification of homes efforts for our project’s next stages, in order to prevent collection delays during the fourth quarter of the year. While these investments naturally have had a negative impact on our working capital cycle, we are confident that this will help us to achieve our collection goals for the year.

“As we enter the latter part of the year, we will continue to focus on growing our operations, leveraging on our optimal product mix here in Mexico, as well as continue to pursue growth opportunities in our International and Tourism division, and to continue to work diligently on working capital improvements to meet our objectives for 2010,” concluded Mr. de Nicolás.

FINANCIAL AND OPERATING HIGHLIGHTS
	3Q'10
	Thousands	3Q'10
	U.S Dollars	Thousands of	3Q'09	% Chg.
	(Convenience	pesos
Thousands of pesos	Translation)
Volume (Homes)	12,808	12,808	12,730	0.6%
Revenues	$414,101	$5,168,023	$4,684,310	10.3%
Cost	$277,392	$3,461,885	$3,276,746	5.7%
Capitalization of CFC	$3,170	$39,561	$168,708	-76.6%
Gross profit	$136,709	$1,706,138	$1,407,564	21.2%
Gross profit adjusted by capitalization of CFC	$139,879	$1,745,699	$1,576,272	10.7%
Operating income	$75,197	$938,460	$787,437	19.2%
Operating income adjusted by capitalization of CFC	$78,366	$978,021	$956,145	2.3%
Interest expense, net	$9,807	$122,397	$124,060	-1.3%
Net income	$38,437	$479,695	$479,368	0.1%
Adjusted EBITDA (a)	$91,422	$1,140,953	$1,102,728	3.5%
Gross margin	33.0%	33.0%	30.0%
Gross margin adjusted by capitalization of CFC	33.8%	33.8%	33.7%
Operating margin	18.2%	18.2%	16.8%
Operating margin adjusted by capitalization of CFC	18.9%	18.9%	20.4%
Adjusted EBITDA margin	22.1%	22.1%	23.5%
Earnings per share in Ps.		1.43	1.43
Earnings per ADR presented in US (b)	0.69		0.69
Weighted avge . shares outstanding (MM)	334.9	334.9	334.9
Days of accounts receivable	21	21	16
Days of Inventory	713	713	680
Days of Inventory (w/o land)	363	363	317

(a)

Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the third quarter of 2010 and 2009.

(b)	US$ values estimated using an exchange rate of Ps.12.4801 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex had operations in 34 cities and 21 states across Mexico as of September 30, 2010.

Titled volume. During the third quarter of 2010, titled home volume totaled 12,808 homes, an increase of 0.6 percent when compared to the third quarter of 2009, mainly driven by the Company’s strategy of focusing on the most profitable segments of the market with a product offering that is affordable for families who earn between two and eleven times the minimum wage. During the third quarter of 2010, homes in these segments accounted for 12,205 or 95.3 percent of total sales volume compared to 11,584 or 91.0 percent for the same period in the previous year. During the third quarter of 2010, homes titled for families who earn above eleven times the minimum wage decreased 47.3 percent to 603 homes from 1,146 homes during the third quarter of 2009 in line with the Company’s proactive strategy of reducing its exposure to the middle income segment. Homex has focused its product offering on homes that can be sold through INFONAVIT and FOVISSSTE mortgage programs or through co-financing products with these two institutions thus increasing its concentration on homes affordable for low income families. Homes priced above Ps.450 thousand represented 4.7 percent of total sales volume during the third quarter of 2010, a decrease of 429 basis points when compared to 9.0 percent that the volume in this segment represented during the third quarter of 2009.

VOLUME
	3Q'10	3Q'09	Change 3Q10 / 3Q09
Affordable-entry (from 2 to 11 times MW*)	12,205	11,584	5.4%
Middle income (above 11 times MW*)	603	1,146	-47.3%
Total volume	12,808	12,730	0.6%

*MW: Minimum Wage

The average price for all titled homes during the third quarter of 2010 was Ps.389 thousand, an increase of 6.2 percent when compared to the third quarter of 2009. Homex’ average price is a reflection of the Company’s strategy to follow the market’s mortgage value, demand trends and niche opportunities. As aresult,theCompany has identified opportunities to increase its participation in the most profitable products with a product offering that is affordable for families who earn between two and eleven times minimum wage, resulting in a higher average price for this segment.

AVERAGE PRICE
Thousands of pesos	3Q'10	3Q'09	Change 3Q10 / 3Q09
Affordable-entry (from 2 to 11 times MW*)	$366	$285	28.3%
Middle income (above 11 times MW*)	851	1,185	-28.2%
Average price for all homes	$389	$366	6.2%

*Minimum Wage
* The Company categorized its products sold during the quarter according to MW ranges presented above.

Mortgage financing. For the third quarter of 2010, 61.0 percent of the Company’s titled homes were through INFONAVIT. For the third consecutive quarter, the Company increased its collected units market share through INFONAVIT to 5.9 percent as of September 30, 2010 from 5.6 percent in the second quarter of 2010, evidencing the Company’s improved titling process within INFONAVIT. At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 28.0 percent of total titled units. The remainder of Homex’ customers were mainly financed by commercial banks and other state housing funds.

Mortgage  Financig  by Segment  3Q10

*Sources of mortgage financing according to homes titled during the period.

Geographic expansion. During the third quarter of 2010, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city in Mexico during the period.

Financial Results

Revenues increased 10.3 percent in the third quarter of 2010 to Ps.5,168 million from Ps.4,684 million in the same period of 2009. Total housing revenues in the third quarter of 2010 increased 6.9 percent, mainly driven by an increase in the average price for all homes. Homes for families who earn between two and eleven times the minimum wage (including revenues from our operations at Brazil) increased 35.2 percent during the third quarter of 2010, driven by a 28.3 percent increase in the average price for homes titled in the segment as a result of the Company’s focus on the most profitable segments within a product offering that is affordable for low income families. At the same time, during the quarter, the Company registered revenues of Ps.123.8 million from its first pilot project at Sao Jose dos Campos, Brazil. Revenues from titled homes for families who earn above eleven times the minimum wage decreased by 62.2 percent in line with the Company’s strategy to reduce its exposure to the segment in light of limited mortgage financing from sofoles as well as stricter origination criteria from commercial banks. As a percentage of total revenues, homes affordable for families who earn between two and eleven times the minimum wage increased to 86.5 percent in the third quarter of 2010 from 70.6 percent in the third quarter of 2009. Importantly, other revenues increased to Ps.184.1 million from Ps. 20.4 million, as a result of Homex’ building services contracts with Mexico’s federal government.

REVENUES BREAKDOWN
Thousands of pesos	3Q'10	% of Total	3Q'09	% of Total	Change 3Q10 / 3Q09
Affordable -entry (from 2 to 11 times MW*)	$4,470,462	86.5%	$3,306,482	70.6%	35.2%
Middle income (above 11 times MW*)	513,446	9.9%	1,357,447	29.0%	-62.2%
Total housing revenues	4,983,908	96.4%	4,663,929	99.6%	6.9%
Other revenues	184,115	3.6%	20,381	0.4%	803.4%
Total revenues	$5,168,023	100.0%	$4,684,310	100.0%	10.3%

*MW: Minimum Wage

Gross profit as a percentage of total sales increased to 33.0 percent in the third quarter of 2010 from 30.0 percent in the same quarter of last year, mainly resulting from lower capitalized Comprehensive Financing Cost (“CFC”) in COGS pursuant to the application of MFRS D-6. Pursuant to the application of MFRS D-6, which was initiated in 2007, the Company is required to capitalize a portion of its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to cost of sales as the related inventory is titled in future periods.

During the third quarter of 2010 and pursuant to MFRS D-6, the Company capitalized in COGS a non-cash foreign exchange gain of Ps.34.7 million, derived from the 2.8 percent quarter -over-quarter appreciation of the Mexican peso against the U.S dollar compared to a non-cash foreign exchange loss of Ps.53.6 million during the same period last year, mainly driven by the 2.8 percent quarter -over-quarter depreciation of the Mexican peso against the U.S dollar during the same period of 2009. Capitalized interest expense was Ps.73.9 million during the third quarter of 2010 compared to Ps.116.6 million in the third quarter of 2009.

The decrease in capitalization during the third quarter of 2010 caused the Company’s capitalized CFC to decrease 76.6 percent to Ps.39.6 million compared to Ps.168.7 million during the same period last year. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ gross margin for the quarter would have been 33.8 percent as compared to 33.7 percent during the same period of the previous year.

Thousand of Pesos	CAPITALIZATION OF COMPREHENSIVE FINANCING COST
	Accumulated as of September 30,2010	Accumulated as of June 30,2010	3Q10
INVENTORY
Exchange Loss	-$16,020	$73,805	-$89,825
Interest Expense	1,472,138	1,207,085	265,053
Inflation accounting accumulated effect	-15,828	-15,828	-
Total	$1,440,290	$1,265,062	$175,228
COST OF SALES
Exchange Loss	-$5,928	$28,784	-$34,712
Interest Expense	544,719	470,763	73,956
Inflation accounting accumulated effect	-5,857	-6,173	316
Total	$532,934	$493,374	$39,560

Selling general and administrative expenses (SG&A) as a percentage of total revenues for the third quarter of 2010 increased 162 bps to 14.9 percent from 13.2 percent for the third quarter of 2009. The increase in SG&A was primarily a result of the addition of personnel in Homex’ international and tourism divisions, an expense which was not yet offset by revenue contributions from those divisions.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	3Q'10	% of Total	3Q'09	% of Total	Change 10 / 09
Selling and administrative expenses	$767,678	14.9%	$597,363	12.8%	28.5%
Beta Trademark amortization	0	0.0%	22,763	0.5%	-100.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$767,678	14.9%	$620,126	13.2%	23.8%

Operating income . During the third quarter of 2010, operating income increased 19.2 percent to Ps.938.5 million from Ps.787.4 million during the same period of 2009, driven by higher revenue and lower capitalization of CFC. Operating income as a percentage of revenues was 18.2 percent in the third quarter of 2010 compared to 16.8 percent during 2009. On a proforma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ operating margin for the third quarter of 2010 was 18.9 percent compared to 20.4 percent during the same period of last year. The lower margin is mainly driven by higher SG&A expenses, as explained above.

Net comprehensive financing cost (CFC) during the third quarter of 2010 was Ps.110.8 million compared to Ps.133.0 million during the third quarter of 2009. The lower cost of financing during the third quarter of 2010 reflects a lower recognition of interest expense as well as by the recognition of a foreign exchange gain versus a foreign exchange loss during the same quarter of last year.

a)	Net interest expense registered in the third quarter of 2010 was Ps.122.4 million, a decrease of 1.3 percent compared to Ps.124.1 million for the same period in the prior year.

b)	Foreign exchange gain registered in the third quarter of 2010 was Ps. 11.6 million compared to a loss of Ps.8.9 million in 2009.

During the third quarter of 2010, the Company’s accrued interest related to its outstanding debt was Ps. 423.1 million compared to Ps. 339.6 million during the same period of last year. The year-over-year increase is driven by a 38.7 percent year-over-year increase in total debt, where the Company’s issuance of its US$ 250 million bond with maturity in 2019 represents 90.3 percent of the increase.

Foreign exchange gain or loss. As of September 30, 2010, Homex’ U.S. Dollar denominated debt relates to theissuance oftwobonds,aUS$250millionbondissuedin2005andaUS$250millionbondissuedin2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that intend to effectively minimizes the exchange risk in the interest payments for the 2010-2012 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the first three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference rate) at 4.95 percent. The hedging instrument for Homex 2015 bond has a positive mark-to-market value of approximately Ps.9 million registered, in the P&L.

Net income for the third quarter of 2010 was Ps.479.7 million or a 9.3 percent margin compared to Ps.479.4 million and a margin of 10.2 percent reported in the same period of 2009. The lower margin during the recent quarter was mainly driven by the SG&A increase as previously explained, as well as a higher effective tax rate which increased from 33.4 percent during the third quarter of 2009 to 42.9 percent during the third quarter of 2010. The higher effective tax rate derives from a tax provision in relation to a tax strategy, where Homex expects to recover approximately Ps. 249 million related to taxes. Please refer to Note 23 (f) of the Company’s 2009 Audited Financial Statements.

Earnings per share for the third quarter of 2010 remained without change at Ps.1.43, as compared to Ps.1.43 reported in the third quarter of 2009.

Adjusted EBITDA during the third quarter of 2010 increased 3.5 percent to Ps.1,141 million from Ps.1,103 million reported in the same period of the last year. As a percentage of sales, adjusted EBITDA was 22.1 percent, in line with the Company’s yearly guidance of 21 to 22 percent.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the third quarter 2010 and 2009.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	3Q'10	3Q'09
Net Income	$479,695	$479,368
Depreciation	89,773	92,445
Capitalization of CFC	39,561	168,708
Beta Trademark amortization	0	22,763
Net comprehensive financing cost	110,835	132,974
Income tax	386,222	228,905
Minority interest	34,868	-22,435
Adjusted EBITDA	$1,140,953	$1,102,728

Land reserve. As of September 30, 2010, Homex’ land reserve was 83.9 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 405,944 homes, of which 374,913 are reserved for homes in a price range between Ps.185 to Ps.450 thousand, including land reserved for Homex’s Brazilian operations and 31,031 represent land suitable to build homes of a price point above Ps.450 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of September 30, 2010, was Ps.13.0 billion (US$1,040 million) .

During 2010, Homex has continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. During the third quarter, the Company acquired Ps.540 million in land as part of its 2010 land acquisition plan of aproximately Ps.900 milllion.

Liquidity. During the third quarter of 2010, the Company increased its debt position to Ps.12,376 million compared to Ps.10,635 million as of June 30, 2010. The additional debt was mainly used to acquire land as well as for working capital purposes. As of September 30, 2010, Homex’ weighted average debt maturity was 9.6 years, with 51 percent of the Company’s debt maturing between 2015 and 2019. The Company had a net debt of Ps.9,084 million as of September 30, 2010 including the effects of appreciation of the Mexican peso relative to the U.S. dollar. With respect to interest coverage, (without considering adjustments pursuant to MFRS D-6 and only considering accrued interest for the period), Homex’ adjusted EBITDA -to-Net Interest Expense ratio was 3.3x in the third quarter of 2010. As of September 30, 2010, the Company had the following liquidity ratios:

  Net debt: Ps.9,084 million

  Net debt-to-adjusted EBITDA ratio: 2.31x

  Debt- to- total- capitalization ratio: 52 percent

Working Capital Cycle

On a sequential basis, accounts receivable remained relatively stable at 21 days from 22 days in the second quarter of 2010.

As of September 30, 2010, total inventory increased 36 days to 713 days compared to 677 days as of June 30, 2010, the increase was mainly driven by the acceleration of the Company’s construction in process inventory to reach the required home inventory level during the last quarter of the year to prevent payment delays from the mortgage financial institutions and achieve its collection goal for the full year 2010.

Accounts payable days were stable at 101 days in the third quarter of 2010, compared to 104 days for the second quarter 2010.

Accounts payable related to material suppliers was stable at 78 days as a result of the Company’s proactive strategy to increasingly work with materials and goods producers who have a stronger financial position than local suppliers or distributors.

During the third quarter of 2010, and as a result of the Company’s strategy to accelerate its construction in process inventory level to secure its collection goals for Full Year 2010, the Company registered a negative quarterly free cash flow of Ps. 1.2 billion.

WORKING CAPITAL CYCLE	3Q'10	2Q'10
Inventory* days	713	677
Turnover accounts receivable days	21	22
Turnover accounts payable days	101	104
Total Working Capital Cycle	633	595

*Includes land inventory, construction - in- process and construction materials.
Figures are unaudited.

2010 Guidance : The Company reaffirms its guidance for 2010 as published in December 2009:

2010 COMPANY GUIDANCE
Guidance 2010
Revenue growth	12.0% to 14.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%

* Revenue and EBITDA guidance are stated considering the application of INIF 14

Recent Business Developments

Homex Tourism Division

During the quarter, Homex’ Tourism Division finalized its acquisition of real estate assets in the town of Loreto, State of Baja California Sur, México. In the first few months of operations the Company has successfully built model homes, negotiated with the main airlines in the region to improve access to the area and launched a media and PR campaign in the USA and Mexico.

As of September 30, 2010, Homex’ San Jose del Cabo project, the Company’s first tourism project in Mexico, had already sold 26 units, which represents 93 percent of its initial sales goal for the first phase.

International Expansion

As announced earlier this year, the Company has signed a memorandum of understanding regarding a non-exclusive Joint Venture with Puravankara Projects Limited to undertake development projects in the Affordable Entry-Level housing segment in India. As of today, Homex and Puravankara are still in the early stages of this project, evaluating suitable sites for the first phase of the JV’s activities.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at www.homex. com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www. homex. com.mx/ri/index. htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the nine-month period ended September 30, 2010 and 2009, which includes the Consolidated Balance Sheets as of September 30, 2010 and 2009, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the nine-month period ended September 30, 2010 and 2009.

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 20010 AND 2009
(Figures in thousands of pesos)	Sep-10		Sep-09		Change 10 / 09
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,292,078	9.6%	2,063,376	7.1%	59.5%
Accounts receivable, net	1,118,197	3.3%	735,983	2.5%	51.9%
Inventories	26,455,734	77.3%	23,299,747	80.1%	13.5%
Other current assets	1,228,446	3.6%	672,443	2.3%	82.7%
Total current assets	32,094,456	93.8%	26,771,548	92.0%	19.9%

Property and equipment, net	1,120,819	3.3%	1,184,614	4.1%	-5.4%
Goodwill	731,861	2.1%	731,861	2.5%	0.0%
Other assets	260,785	0.8%	399,948	1.4%	-34.8%
TOTAL	34,207,920	100.0%	29,087,971	100.0%	17.6%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	1,777,884	5.2%	2,843,155	9.8%	-37.5%
Accounts payable	3,759,968	11.0%	5,058,033	17.4%	-25.7%
Advances from customers	1,126,350	3.3%	754,806	2.6%	49.2%
Taxes payable	1,289,406	3.8%	683,471	2.3%	88.7%
Total current liabilities	7,953,608		9,339,465		-14.8%

Long-term notes payable to financial institutions	10,598,549	31.0%	6,078,234	20.9%	74.4%
Labor obligations	120,095	0.4%	118,701	0.4%	1.2%
Deferred income taxes	3,845,442	11.2%	3,051,361	10.5%	26.0%
Total liabilities	22,909,878	67.0%	18,587,761	63.9%	23.3%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.5%	528,011	1.8%	0.0%
Additional paid-in capital	3,191,760	9.3%	3,177,666	10.9%	0.4%
Retained earnings	7,707,813	22.5%	6,470,717	22.2%	19.1%
Excess in restated stockholders' equity	344,915	1.0%	344,915	1.2%	0.0%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.5%	-
Majority stockholders' equity	11,118,499	32.5%	10,391,908	35.7%	7.0%

Minority interest	179,544	0.5%	108,303	0.4%	65.8%
TOTAL STOCKHOLDERS' EQUITY	11,298,042	33.0%	10,500,210	36.1%	7.6%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	34,207,920	100.0%	29,087,971	100.0%	17.6%

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF THIRD QUARTER 2010 WITH THIRD QUARTER 2009
(Figures in thousands of pesos)	3Q'10		3Q'09		Change 10 / 09
REVENUES
Affordable-entry level revenue	4,470,462	86.5%	3,306,482	70.6%	35.2%
Middle income housing revenue	513,446	9.9%	1,357,447	29.0%	-62.2%
Other revenues	184,115	3.6%	20,381	0.4%	803.4%
TOTAL REVENUES	5,168,023	100.0%	4,684,310	100.0%	10.3%

Cost	3,422,325	66.2%	3,108,038	66.3%	10.1%
Capitalization of CFC	39,560	0.8%	168,708	3.6%	-76.6%
TOTAL COSTS	3,461,885	67.0%	3,276,746	70.0%	5.7%

GROSS PROFIT	1,706,138	33.0%	1,407,564	30.0%	21.2%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	767,678	14.9%	597,363	12.8%	28.5%
Beta Trademark amortization	0	0.0%	22,763	0.5%	-
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	767,678	14.9%	620,126	13.2%	23.8%

OPERATING INCOME	938,460	18.2%	787,437	16.8%	19.2%
OTHER (EXPENSES) INCOME, NET	73,160	1.4%	31,375	0.7%	133.2%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	162,625	3.1%	172,478	3.7%	-5.7%
Interest income	-40,228	-0.8%	-48,418	-1.0%	-
Foreign exchange loss (gain)	-11,562	-0.2%	8,914	0.2%	-
	110,835	2.1%	132,974	2.8%	-16.6%

INCOME BEFORE INCOME TAX	900,785	17.4%	685,838	14.6%	31.3%

INCOME TAX	386,222	7.5%	228,905	4.9%	68.7%
NET INCOME	514,563	10.0%	456,934	9.8%	12.6%
MAJORITY INTEREST	479,695	9.3%	479,368	10.2%	0.1%
MINORITY INTEREST	34,868	0.7%	-22,435	-0.5%	-
NET INCOME	479,695	9.3%	479,368	10.2%	0.1%
Earnings per share	1.43	0.0%	1.43	0.0%	0.1%

Adjusted EBITDA	1,140,953	22.1%	1,102,728	23.5%	3.5%

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF NINE MONTHS 2010 WITH NINE MONTHS 2009
(Figures in thousands of pesos)	2010 Accum		2009 Accum		Change 10 / 09
REVENUES
Affordable-entry level revenue	11,563,073	85.1%	9,486,736	78.7%	21.9%
Middle income housing revenue	1,589,515	11.7%	2,498,037	20.7%	-36.4%
Other revenues	435,042	3.2%	71,032	0.6%	512.5%
TOTAL REVENUES	13,587,630	100.0%	12,055,805	100.0%	12.7%

Cost	9,077,694	66.8%	8,038,837	66.7%	12.9%
Capitalization of CFC	532,934	3.9%	511,239	4.2%	4.2%
TOTAL COSTS	9,610,628	70.7%	8,550,076	70.9%	12.4%

GROSS PROFIT	3,977,002	29.3%	3,505,729	29.1%	13.4%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	1,893,703	13.9%	1,584,436	13.1%	19.5%
Beta Trademark amortization	45,527	0.3%	68,290	0.6%	-33.3%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,939,230	14.3%	1,652,726	13.7%	17.3%

OPERATING INCOME	2,037,772	15.0%	1,853,003	15.4%	10.0%
OTHER (EXPENSES) INCOME, NET	114,418	0.8%	39,047	0.3%	193.0%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	306,457	2.3%	258,503	2.1%	18.6%
Interest income	-116,619	-0.9%	-138,891	-1.2%	-
Foreign exchange loss (gain)	7,250	0.1%	3,655	0.0%	98.3%
	197,088	1.5%	123,267	1.0%	59.9%

INCOME BEFORE INCOME TAX	1,955,103	14.4%	1,768,783	14.7%	10.5%

INCOME TAX	786,863	5.8%	540,743	4.5%	45.5%
NET INCOME	1,168,240	8.6%	1,228,040	10.2%	-4.9%
MAJORITY INTEREST	1,098,841	8.1%	1,235,519	10.2%	-11.1%
MINORITY INTEREST	69,399	0.5%	-7,479	-0.1%	-
NET INCOME	1,098,841	8.1%	1,235,519	10.2%	-11.1%
Earnings per share	3.28		3.69		-11.1%

Adjusted EBITDA	3,004,442	22.1%	2,749,017	22.8%	9.3%

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED SEPTEMBER 30, 2010 AND 2009
(thousands of pesos)
	2010	2009
Net income	1,098,841	1,235,519
Non-cash items:
Depreciation	273,791	277,439
Minority interest	69,399	7,479
Amortization of Trademark Beta	45,527	68,290
Deferred income taxes	786,863	540,743
	2,274,420	2,114,512
(Increase) decrease in:
Trade accounts receivable	(1,060,367)	484,559
Inventories (w/land)	(2,878,083)	(1,386,668)
Trade accounts payable	(231,928)	(1,988,840)
Other A&L, net	357,294	523,116
Changes in operating assets and liabilities	(3,813,084)	(2,367,833)

Operating cash flow	(1,538,664)	(253,321)

Capex	(284,027)	(58,528)

Free cash flow	(1,822,691)	(311,849)

Net financing activities	1,863,353	1,107,040

Net (decrease) increase in cash and cash equivalents	40,662	795,191

Balance at beginning of period	3,251,416	1,268,185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 26 , 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer